LATAM group transported 87.4 million passengers in 2025

Operating statistics for December 2025

Santiago, January 12, 2026 - Brazil’s domestic market and international travel were the main drivers of passenger growth for LATAM group in 2025. During the year, the group carried 87.4 million passengers, representing a 6.6% increase compared to the same period of 2024. In December alone, LATAM group transported 7.9 million passengers, representing a 7.6% increase compared to the same month of the previous year.

During the month, the group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 10.9% compared to the same month of 2024. This growth was mainly driven by a 13.9% increase in the international operations, together with an 11.9% growth in LATAM Airlines Brazil’s domestic capacity. During the month, 10 new routes were launched, including two long-haul international routes: Santiago–Buenos Aires (Ezeiza)–Miami and Guayaquil–New York.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased 10.5% compared to December 2024. As a result, LATAM group’s consolidated load factor reached 84.5% during the month.
Regarding cargo operations, capacity measured in available ton-kilometers (ATK) totaled 731 million in December.
Full Year 2025
During the year, a total of eight destinations were launched, including Fernando de Noronha, Curaçao and Tucumán, among others. Currently, LATAM group serves 160 passenger destinations across 27 countries. In 2025, the five routes with the highest number of daily flights were: Cusco–Lima; São Paulo (Congonhas)–Rio de Janeiro (Santos Dumont); Bogotá–Medellín; Arequipa–Lima; and Brasília–São Paulo (Congonhas).
The following table summarizes the main operating statistics for the month, quarter and full year for the main LATAM group business segments:

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LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

LATAM GROUP OPERATIONS	December			Fourth Quarter			Year to Date
	2025	2024	% Change	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	13,192	11,943	10.5%	37,585	35,082	7.1%	144,110	133,138	8.2%
DOMESTIC SSC (1)	2,116	2,072	2.1%	6,024	6,039	(0.3)%	23,054	22,893	0.7%
DOMESTIC BRAZIL (2)	4,032	3,587	12.4%	11,841	10,469	13.1%	44,203	39,476	12.0%
INTERNATIONAL (3)	7,044	6,284	12.1%	19,720	18,574	6.2%	76,853	70,769	8.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	15,617	14,080	10.9%	44,175	41,022	7.7%	170,812	157,931	8.2%
DOMESTIC SSC (1)	2,482	2,471	0.5%	7,081	7,245	-2.3%	27,648	27,817	(0.6)%
DOMESTIC BRAZIL (2)	4,791	4,282	11.9%	13,883	12,376	12.2%	52,747	47,926	10.1%
INTERNATIONAL (3)	8,343	7,327	13.9%	23,212	21,402	8.5%	90,418	82,188	10.0%

PASSENGER LOAD FACTOR
SYSTEM	84.5%	84.8%	-0.4p.p	85.1%	85.5%	-0.4p.p	84.4%	84.3%	0.1p.p
DOMESTIC SSC (1)	85.2%	83.9%	1.4p.p	85.1%	83.4%	1.7p.p	83.4%	82.3%	1.1p.p
DOMESTIC BRAZIL (2)	84.1%	83.8%	0.4p.p	85.3%	84.6%	0.7p.p	83.8%	82.4%	1.4p.p
INTERNATIONAL (3)	84.4%	85.8%	-1.3p.p	85.0%	86.8%	-1.8p.p	85.0%	86.1%	-1.1p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,853	7,300	7.6%	22,952	21,501	6.7%	87,414	82,007	6.6%
DOMESTIC SSC (1)	2,790	2,753	1.3%	8,081	8,107	-0.3%	30,914	31,115	-0.6%
DOMESTIC BRAZIL (2)	3,482	3,112	11.9%	10,390	9,157	13.5%	38,866	34,845	11.5%
INTERNATIONAL (3)	1,581	1,434	10.2%	4,482	4,237	5.8%	17,634	16,048	9.9%

LATAM GROUP CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	377	402	-6.3%	1,149	1,198	(4.1)%	4,427	4,330	2.2%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	731	747	(2.1)%	2,138	2,142	(0.2)%	8,313	8,066	3.1%

CARGO LOAD FACTOR
SYSTEM	51.5%	53.9%	-2.3p.p	53.8%	55.9%	-2.2p.p	53.3%	53.7%	-0.4p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at ir.latam.com
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
ir.latam.com